EXHIBIT 99.1

Aeterna Zentaris Reports First Quarter 2019 Financial and Operating Results

CHARLESTON, S.C., May 07, 2019 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) today reported its financial and operating results for the first quarter ended March 31, 2019.

All Amounts are in U.S. Dollars

Highlights

  In March 2019, the Board formed a Special Committee to review strategic options available to the Company and engaged Torreya Partners to assist in that process
  In January 2019, European Medicines Agency granted marketing authorization for macimorelin for diagnosis of adult growth hormone deficiency
  Net loss for the first quarter of 2019 $4.9 million, compared to net income of $14.4 million for the same period in 2018
  As of March 31, 2019, we had $11.4 million of unrestricted cash and cash equivalents

Summary of First Quarter Results

For the three-month period ended March 31, 2019, we reported a consolidated net loss of $4.9 million, or $0.30 loss per common share, as compared with a consolidated net income of $14.4 million, or $0.88 income per common share, for the three-month period ended March 31, 2018. The $19.3 million decline in net loss results primarily from a reduction of $24.6 million in total revenues and $3.9 million increase in net finance loss, offset by a reduction of tax expense of $6.9 million and of operating expenses of $2.3 million. In January 2018, the Company received a $24.0 million cash payment under a license and assignment agreement for Macrilen™ (macimorelin).

Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the condensed interim consolidated financial statements as at March 31, 2019 and for the three-month periods ending March 31, 2019 and 2018 and management’s discussion and analysis of financial condition and results of operations for the first quarter ended March 31, 2019, will be found at www.zentaris.com in the "Investors" section and at the Company’s profile at www.sedar.com and www.sec.gov.

The following tables set out summary consolidated financial information for the periods indicated. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year or any future period. The information presented herein does not contain disclosures required by IFRS for consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2018.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. Aeterna Zentaris is the licensor and party to a license and assignment agreement with a subsidiary of Novo Nordisk A/S to carry out development, manufacturing, registration, regulatory, and supply chain for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with adult growth hormone deficiency in the United States and Canada. In addition, we are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information -Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, our strategic review process, the ability of the Special Committee to carry out its mandate, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of  Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contact:

Leslie Auld

Chief Financial Officer

Aeterna Zentaris Inc.

IR@aezsinc.com

(843) 900-3211

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
For the three months ended March 31, 2019 and 2018
(in thousands of US dollars, except share and per share data)
	Three months ended March 31,
(Unaudited)	2019	2018
	$	$
Revenues
Royalty income	13	—
Licensing revenue	18	24,568
Sales commission and other	6	90
Total revenues	37	24,658
Operating expenses
Research and development costs	528	833
General and administrative expenses	1,637	2,786
Selling expenses	304	1,641
Impairment of right of use asset	337	—
Write-off of other current assets	169	—
Total operating expenses	2,975	5,260
(Loss) income from operations	(2,938)	19,398

(Loss) gain due to changes in foreign currency exchange rates	64	48
Change in fair value of warrant liability	(2,061)	1,828
Other finance income	24	18
Net finance (loss) income	(1,973)	1,894
(Loss) income before income taxes	(4,911)	21,292
Income tax expense	—	(6,868)
Net (loss) income	(4,911)	14,424
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	84	(222)
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	(735)	—
Comprehensive (loss) income	(5,562)	14,202
Net (loss) income per share [basic]	(0.30)	0.88
Net (loss) income per share [diluted]	(0.30)	0.87
Weighted average number of shares outstanding:
Basic	16,440,760	16,440,760
Diluted	16,440,760	16,493,363

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position
	(in thousands of US dollars)
(Unaudited)	March 31, 2019	December 31, 2018
	$	$
ASSETS
Current assets
Cash and cash equivalents	11,357	14,512
Trade and other receivables	612	294
Inventory	540	240
Prepaid expenses and other current assets	894	1,210
Total current assets	13,403	16,256
Restricted cash equivalents	363	418
Right of use assets	451	—
Property, plant and equipment	59	65
Identifiable intangible assets	55	62
Goodwill	8,053	8,210
Total assets	22,384	25,011
LIABILITIES
Current liabilities
Payables and accrued liabilities	2,668	2,966
Provision for restructuring and other costs	200	887
Income taxes payable	1,637	1,669
Current portion of deferred revenues	74	74
Current portion of lease liabilities	624	—
Current portion of warrant liability	420	—
Total current liabilities	5,623	5,596
Deferred revenues	240	258
Lease liabilities	718	—
Warrant liability	5,275	3,634
Employee future benefits	13,647	13,205
Non-current portion of provision for restructuring and other costs	441	411
Total liabilities	25,944	23,104
SHAREHOLDERS' (DEFICIENCY) EQUITY
Share capital	222,335	222,335
Other capital	89,437	89,342
Deficit	(315,427)	(309,781)
Accumulated other comprehensive income	95	11
Total shareholders' (deficiency) equity	(3,560)	1,907
Total liabilities and shareholders' (deficiency) equity	22,384	25,011